CM

06050427

S
COMMISSION
0549

RECEIVED NOV 3 2006 210 SEC MAIL PROCESSING SECTION WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2005 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FCC INVESTMENTS, INC. #10373

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 WESTOWN PARKWAY - SUITE 100
(No. and Street)

WEST DES MOINES (City) IOWA (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. BOLTE, PRESIDENT 515-223-3797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2500 RUAN CENTER, 666 GRAND AVENUE (Address) DES MOINES (City), IA (State) 50309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cw 1/24

OATH OR AFFIRMATION

I, DAVID A. BOLTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCC INVESTMENTS, INC., as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

David A Bolte
Signature

PRESIDENT
Title

Kathy R. Holmes
Notary Public

NOTARIAL SEAL IOWA
KATHY R. HOLMES
COMMISSION NO. 191917
MY COMMISSION EXPIRES
8/13/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statements of financial condition of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of September 30, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCC Investments, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

November 22, 2006

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Financial Condition

September 30, 2006 and 2005

Assets		2006	2005
Cash	$	113,076	52,211
United States Treasury bills		372,453	372,577
Prepaid expenses		1,191	748
Service fees receivable – Federated Securities Corp.		9,165	7,316
Investments		3,300	3,300
	$	499,185	436,152
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable – FCStone Group, Inc. (note 3)	$	35,656	26,439
Accrued expenses		12,200	10,700
Total liabilities		47,856	37,139
Stockholder's equity (note 4):			
Common stock of $1 par value. Authorized 5,000 shares; issued 1,000 shares in 2006 and 2005		1,000	1,000
Additional paid-in capital		226,147	226,147
Retained earnings		224,182	171,866
Total stockholder's equity		451,329	399,013
	$	499,185	436,152

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Operations

Years ended September 30, 2006 and 2005

		2006	2005
Revenues:			
Service fees – Federated Securities Corp.	$	92,637	81,392
Interest income		14,980	7,415
Total revenues		107,617	88,807
Expenses:			
Accounting and audit		13,693	18,342
Regulatory fees and expenses		6,325	5,792
Overhead charge – FCStone Group, Inc. (note 3)		4,200	4,200
Miscellaneous		422	342
Total expenses		24,640	28,676
Income before income tax expense		82,977	60,131
Income tax expense (note 2)		30,661	21,239
Net income	$	52,316	38,892

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Changes in Stockholder's Equity

Years ended September 30, 2006 and 2005

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2004	$	1,000	226,147	132,974	360,121
Net income		—	—	38,892	38,892
Balance at September 30, 2005		1,000	226,147	171,866	399,013
Net income		—	—	52,316	52,316
Balance at September 30, 2006	$	1,000	226,147	224,182	451,329

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Cash Flows

Years ended September 30, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income	$	52,316	38,892
(Increase) decrease in service fees receivable – Federated Securities Corp.		(1,849)	364
Increase (decrease) in accounts payable – FCStone Group, Inc.		9,217	(11,717)
Increase in prepaid expenses		(443)	(500)
Increase in accrued expenses		1,500	6,035
Net cash provided by operating activities		60,741	33,074
Cash flows from investing activities:			
Proceeds from maturity of United States Treasury bills		1,110,020	667,586
Purchase of United States Treasury bills		(1,109,896)	(741,134)
Net cash provided by (used in) investing activities		124	(73,548)
Net increase (decrease) in cash		60,865	(40,474)
Cash at beginning of year		52,211	92,685
Cash at end of year	$	113,076	52,211
Supplemental disclosures of cash flows information:			
Cash paid during the year for:			
Income taxes	$	21,445	32,956

See accompanying notes to financial statements.

(1) Summary of Accounting Policies and Related Matters

(a) *General*

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a securities broker-dealer.

The Company's primary operations consist of maintaining its registration as a broker-dealer; investing in short-term securities; and, in accordance with the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania, selling shares in the Federated Money Market Instruments Trust (the Trust), a no-load, open-end money market fund. The Company also enters into agreements with customers of FCStone, LLC (FCStone) authorizing the Company to automatically invest any excess margin money held by FCStone in the customers' commodity accounts in shares of the Trust and, to redeem by wire such shares as necessary to cover any margin calls in customer commodity accounts.

(b) *Investments*

The Company has the positive intent and ability to hold its investment in United States Treasury bills until maturity. These investments are zero coupon securities with a maturity of less than 90 days at purchase. Accordingly, they are reported at amortized cost, which approximates fair value due to their short-term nature. Premium or discount on the purchase of Treasury securities is accreted to income on a straight-line basis.

(c) *Service Fees*

The Company receives a service fee from Federated based upon the balance of the fund, which are accrued on a monthly basis as earned. No charges are made to participating customers. The financial statements do not reflect the transfers through the Company's account, and there is no balance in its account.

(d) *Income Taxes*

The results of the Company's operations are included in the United States federal income tax return of the Parent. Income taxes are allocated to the Company using the separate-return method. Income taxes payable of $29,308 and $21,239 are reported as accounts payable to the Parent at September 30, 2006 and 2005, respectively.

(e) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(f) Reclassifications

Certain amounts, as reported in prior year's financial statements, have been reclassified to conform to the current year presentation.

(2) Income Taxes

Income tax expense for the years ended August 31, 2006 and 2005 is as follows:

	2006			2005		
	Federal	State and local	Total	Federal	State and local	Total
Current	$ 28,172	2,489	30,661	20,036	1,203	21,239
	$ 28,172	2,489	30,661	20,036	1,203	21,239

Income tax expense differs from the amounts computed by applying the United States federal income tax rate of 35% and 34% in 2006 and 2005, respectively, to income taxes as a result of the following:

	2006	2005
Computed "expected" income tax expense	$ 29,042	20,444
State and local income taxes, net of federal income tax benefit	1,619	795
	$ 30,661	21,239

(3) Transactions with Parent Company

The Company obtains office facilities and services from FCStone, which were recognized as an overhead charge of $4,200 to the Parent during 2006 and 2005, respectively. These amounts are reported as payable at September 30, 2006 and 2005.

(4) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

As a broker-dealer holding funds or securities for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2006, the Company's net capital was $436,071.

Schedule 1

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Computation of Net Capital Under Rule 15c3-1*

September 30, 2006

Aggregate indebtedness:		
Accounts payable – FCStone Group, Inc.	$	35,656
Accrued expenses		12,200
Total aggregate indebtedness	$	47,856
Net capital:		
Stockholder's equity	$	451,329
Deduct nonallowable assets		12,465
Haircut on securities		2,793
Net capital	$	436,071
Minimum net capital	$	250,000
Ratio of aggregate indebtedness to net capital		10.97%

* There are no material differences from the Company's computation of net capital as reported on Form X-17A-5, Part IIA, as of September 30, 2006.

Schedule 2

Determination of Reserve Requirements Under Rule 15c3-3

September 30, 2006

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker-dealer, limit transactions to the purchase, sale, and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2006, the Company had no required reserve deposit.

See accompanying independent auditors' report.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Information for Possession or Control Requirements Under Rule 15c3-3

September 30, 2006

	Fair value	Number of items
Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2006, for which instructions to reduce to possession or control had been issued as of September 30, 2006, for which the required action was not taken within the time frames specified under Rule 15c3-3	NONE	NONE
Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE

See accompanying independent auditors' report.

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
FCC Investments, Inc.:

We have audited the financial statements of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) for the year ended September 30, 2006, and have issued our report thereon dated November 22, 2006. In planning and performing our audit of the financial statements of the Company, for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

We did not review the practices and procedures followed by the Company in the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

November 22, 2006